

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2019

David J. Nasca
President and Chief Executive Officer
Evans Bancorp, Inc.
One Grimsby Drive
Hamburg, NY 14075

Re: Evans Bancorp, Inc.
Registration Statement on Form S-3
Filed April 12, 2019
File No. 333-230819

Dear Mr. Nasca:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Elizabeth A. Cook, Esq.